Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. First Quarter 2013 Financial Results

SANTERAMO IN COLLE (BA), Italy--(BUSINESS WIRE)--May 24, 2013--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or “the Company”), a leading company in the furnishings industry, today approved its consolidated financial results for the first quarter of 2013.

FIRST QUARTER 2013 HIGHLIGHTS

  Total Upholstery Net Sales up 3.4% (+5.1% in terms of seats sold) over 2012 first quarter;
  Total Net Sales at €110.7 million, flat over 2012 first quarter;
  Industrial Margin at 29.0% on total net sales, down from 32.1% reported in the same period last year;
  Negative EBIT of €6.9 million, improving from an operating loss of €7.4 million reported for the first quarter of 2012;
  Group’s net result improving by €2.4 million (from a net loss of €8.4 million reported in 2012 first quarter to a net loss of €6.0 million for the first three months 2013).
  Positive Net Financial Position at €28.6 million as of March 31, 2013.

FIRST QUARTER 2013 FINANCIAL RESULTS

During the quarter ended March 31, 2013, total net sales (including raw materials and semi-finished products sold to third parties) amounted to €110.7 million, almost flat (+0.3%) over the same period last year.

Total upholstery net sales during the first quarter of 2013 were €99.0 million, up 3.4% from €95.8 million reported in the prior year comparable period, notwithstanding the modest performance of the high-end Natuzzi Italia branded products (a 9.8% decrease over 2012 first quarter). Such negative result of the made-in-Italy products was mainly due to the 20.5% decrease reported in Europe (Italy included) that more than offset the positive performance in the Americas (+27.4%) and Rest of the World regions (+10.4%). On the contrary, sales of the “Other Brands” products reported a generalized increase across the macro-regions (+12.3% on average), and, namely, +12.9% in the Americas, +14.1% in Europe, and +3.4% in the Rest of the World region.

The breakdown by geographic area of total upholstery net sales during the first quarter of 2013 and 2012 was the following:

	1 quarter 2013	1 quarter 2012
Americas	40.2%	36.3%
Europe (ex Italy)	37.1%	39.0%
Italy	8.0%	10.5%
Rest of the World	14.7%	14.2%

The above table confirms the decreasing trend of sales in Europe (Italy included), from 49.5% in the first quarter of 2012 to 45.1% during the first three months of 2013), mainly as consequence of the extreme weakness of consumption, further burdened by fiscal measures still in place in some Euro-area Countries that affected the purchasing power of consumers. The Americas region confirms its positive trend in terms of percentage on the Group’s total net sales.

The Industrial Margin during the first quarter of 2013 was equal to 29.0% on total net sales, down from 32.1% reported one year ago. The industrial margin was negatively affected by the different sales mix, with consumers that keep on preferring lower-priced products, but also by the shift of part of the production of the Romanian plant to the Italian plants, which was necessary in order to maintain the appropriate service level to clients following the temporary full utilization of the Romanian plant.

During the first quarter of 2013, the incidence of selling expenses (transportation, commissions to agents and advertising) on total net sales decreased slightly, passing from 15.7% reported one year ago to 15.5% in the first quarter of 2013. More specifically, the incidence of transportation costs on net sales passed from 9.7% in the first quarter of 2012 to 10.1% in the first quarter of 2013, due to relatively more shipments towards North America and more sales of medium/low-end products; the incidence of commissions to agents was basically the same as one year ago (2.2%). Advertising costs as a percentage of total net sales passed from 3.8% in 2012 first quarter to 3.1% in the first quarter of 2013.

Other Selling, General & Administrative expenses decreased over 2012 first quarter both as percentage on total net sales (from 23.0% in 2012 first quarter to 19.7% in 2013 first quarter) and in Euro terms (a €3.6 million decrease, from €25.4 million reported one year ago to €21.8 million in 2013 first quarter), thanks in particular to the rationalization measures implemented at the Group level.

For the reasons highlighted above, during the first quarter of 2013 the Group reported a negative EBITDA of €3.0 million (substantially in line with same quarter last year), and an operating loss of €6.9 million, versus a negative EBIT of €7.4 million reported one year ago.

For the three months ended March 31, 2013 the Group reported a net loss of €6.0 million, recovering from a net loss of €8.4 million reported for the first three months of 2012.

BALANCE SHEET

The Group’s Net Financial Position as of March 31, 2013 was positive and equal to €28.6 million.

Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group, commented: “First quarter results started to show a positive trend reversal compared to the same period last year, notwithstanding persisting weak real-economy conditions in the Euro area that negatively affected consumptions.

As a matter of fact, during the quarter we reported an increase in the upholstery net sales as well as a recovery in the EBIT, the latter deriving from the cost control measures implemented by the Group over the past quarters.

However, we are far from being satisfied with the overall performance of the Group. In fact, also in this quarter we reported a net loss, but recovering with respect to first quarter last year.

Therefore, we intend to further accelerate the implementation of all the actions already undertaken and necessary to the improvement of the efficiency and to the reduction of the cost structure. We think these measures will be able to improve the Group results in the following quarters.

At the same time, we are developing our Business Plan 2014-2018 by redrawing on a Lean-logic basis the whole process ruling our value chain. We will face the challenges of future years by leveraging on product and manufacturing process innovation, to further improve the efficiency of the overall organization.

All the above to get closer and closer to clients, to offer an even more competitive product, both in terms of quality, price and customer service, and, at the end, to regain volumes and market shares.”

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The Company will host a conference call on Tuesday May 28th, 2013 at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss first quarter financial results.

The dial-in phone numbers for the live conference call will be 1-888-395-3227 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2376 for those calling from other Countries.

A live web cast of the conference call will be available on line at www.natuzzi.com/ under the “About Us/Investor Relations” section.

A replay of the call will be available shortly after the end of the conference call starting from May 28th, 2013 (at 1:00 pm US Eastern time), to June 28th, 2013 (at 11:59 pm Eastern Time). To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other Countries. The access code for the replay is: 8102687.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first quarter 2013 and 2012 on the basis of Italian GAAP
(expressed in millions Euro except for per-share data)

	Three months ended on		Change	Percentage of Sales
	31-Mar-13	31-Mar-12%		31-Mar-13	31-Mar-12

Upholstery net sales	99.0	95.8	3.4%	89.4%	86.8%
Other sales	11.7	14.6	-19.8%	10.6%	13.2%
Total Net Sales	110.7	110.4	0.3%	100.0%	100.0%

Consumption (*)	(50.3)	(49.0)	2.7%	-45.4%	-44.4%
Labor	(21.1)	(18.6)	13.2%	-19.0%	-16.8%
Industrial Costs	(7.3)	(7.3)	-1.1%	-6.6%	-6.7%
of which: Depreciation, Amortization	(2.3)	(2.4)	-3.1%	-2.1%	-2.2%
Cost of Sales	(78.6)	(74.9)	4.9%	-71.0%	-67.9%

Industrial Margin	32.1	35.4	-9.4%	29.0%	32.1%

Selling Expenses	(17.2)	(17.4)	-1.2%	-15.5%	-15.7%
Transportation	(11.2)	(10.7)	5.2%	-10.1%	-9.7%
Commissions	(2.5)	(2.5)	-0.1%	-2.2%	-2.2%
Advertising	(3.5)	(4.2)	-17.9%	-3.1%	-3.8%

Other Selling and G&A	(21.8)	(25.4)	-14.2%	-19.7%	-23.0%
of which: Depreciation, Amortization	(1.6)	(2.0)	-23.0%	-1.4%	-1.8%
EBITDA	(3.0)	(2.9)		-2.7%	-2.6%

EBIT	(6.9)	(7.4)		-6.2%	-6.7%

Interest Income/(Costs), Net	(0.1)	(0.4)
Foreign Exchange, Net	1.5	(0.3)
Other Income/(Cost), Net	0.5	0.4
Earning before Income Taxes	(5.0)	(7.6)		-4.5%	-6.9%

Current taxes	(1.0)	(0.8)		-0.9%	-0.7%

Net Result	(6.0)	(8.4)		-5.4%	-7.6%

Minority interest	0.0	(0.0)

Net Group Result	(6.0)	(8.4)		-5.4%	-7.6%

Net Group Result per Share	(0.11)	(0.15)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	31-Mar-13	31-Mar-12%		31-Mar-13	31-Mar-12

Total Net Sales	146.2	145.7	0.3%	100.0%	100.0%
Industrial Margin	42.4	46.8	-9.4%	29.0%	32.1%
EBIT	(9.1)	(9.7)		-6.2%	-6.7%
Net Group Result	(7.9)	(11.1)		-5.4%	-7.6%
Net Group Result per Share	(0.14)	(0.20)

Average exchange rate (U.S.$ per 1€)	1.3203

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats sold)

	Three months ended on					Three months ended on
	31-Mar-13		31-Mar-12		Change	31-Mar-13		31-Mar-12		Change

Americas	39.8	40.2%	34.7	36.3%	14.6%	194,703	47.1%	174,770	44.4%	11.4%
Natuzzi Italia	5.0	5.1%	4.0	4.1%	27.4%	11,247	2.7%	10,266	2.6%	9.6%
Other brands (*)	34.8	35.1%	30.8	32.2%	12.9%	183,456	44.4%	164,505	41.8%	11.5%

Europe (ex Italy)	36.7	37.1%	37.4	39.0%	-1.8%	141,536	34.2%	139,890	35.6%	1.2%
Natuzzi Italia	13.9	14.0%	17.3	18.1%	-20.0%	31,458	7.6%	39,018	9.9%	-19.4%
Other brands (*)	22.8	23.1%	20.0	20.9%	14.1%	110,078	26.6%	100,872	25.6%	9.1%

Italy (Natuzzi Italia)	7.9	8.0%	10.1	10.5%	-21.2%	26,823	6.5%	32,167	8.2%	-16.6%

Rest of the World	14.6	14.7%	13.6	14.2%	7.1%	50,360	12.2%	46,559	11.8%	8.2%
Natuzzi Italia	7.9	7.9%	7.1	7.4%	10.4%	16,986	4.1%	16,008	4.1%	6.1%
Other brands (*)	6.7	6.8%	6.5	6.8%	3.4%	33,374	8.1%	30,551	7.8%	9.2%

Total	99.0	100.0%	95.8	100.0%	3.4%	413,422	100.0%	393,386	100.0%	5.1%

BREAKDOWN BY BRAND

	Net Sales (million euro)					Net Sales (in seats)

	Three months ended on					Three months ended on

	31-Mar-13		31-Mar-12		Change	31-Mar-13		31-Mar-12		Change

Natuzzi Italia	34.7	35.1%	38.5	40.2%	-9.8%	86,514	20.9%	97,458	24.8%	-11.2%

Other brands (*)	64.3	64.9%	57.3	59.8%	12.3%	326,908	79.1%	295,928	75.2%	10.5%

Total	99.0	100.0%	95.8	100.0%	3.4%	413,422	100.0%	393,386	100.0%	5.1%

(*) Italsofa, Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at March 31, 2013 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	31-Mar-13	31-Dec-12

Current assets:
Cash and cash equivalents	72.0	77.7
Marketable debt securities	0.0	0.0
Trade receivables, net	97.3	93.1
Other receivables	52.9	51.0
Inventories	88.3	82.3
Unrealized foreign exchange gains	0.3	0.9
Prepaid expenses and accrued income	1.6	2.0
Deferred income taxes	0.5	0.5
Total current assets	312.9	307.5

Non-current assets:
Net property, plant and equipment	161.4	161.5
Other assets	7.3	7.1
Total non-current assets	168.6	168.5

TOTAL ASSETS	481.6	476.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	33.6	26.9
Current portion of long-term debt	3.5	3.5
Accounts payable-trade	65.6	63.3
Accounts payable-other	21.3	21.0
Accounts payable-shareholders for dividends	0.0	0.1
Unrealized foreign exchange losses	0.1	0.0
Income taxes	8.4	9.2
Deferred income taxes	0.0	1.1
Salaries, wages and related liabilities	8.8	8.0
Total current liabilities	141.3	133.2

Long-term liabilities:
Employees' leaving entitlement	25.3	25.7
Long-term debt	6.2	7.3
Deferred income for capital grants	9.2	9.2
Other liabilities	16.8	17.0

Total long-term liabilities	57.6	59.2

Minority interest	2.6	2.5

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	174.0	175.1

Total shareholders' equity	280.0	281.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	481.6	476.1

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows	Three months ended on
(Expressed in million of Euro)	31-Mar-13	31-Mar-12
Cash flows from operating activities:
Net earnings (loss)	(6.0)	(8.4)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3.9	4.4
Write-off of fixed asstes	-	-
Impairment of long lived assets	-	-
One time termination benefits	-	-
Deferred income taxes	0.1	0.5
Minority interest	0.0	0.0
(Gain) loss on disposal of assets	(0.0)	(0.3)
Unrealized foreign exchange losses and gains	0.7	(0.5)
Deferred income for capital grants	(0.1)	(0.2)
Non monetary operating costs	4.5	3.9

Change in assets and liabilities:
Receivables, net	(4.3)	0.3
Inventories	(6.1)	(1.0)
Prepaid expenses and accrued income	0.5	1.0
Other assets	(2.4)	2.5
Accounts payable	2.3	(7.5)
Income taxes	(0.8)	(0.4)
Salaries, wages and related liabilities	0.8	(0.3)
Employees' leaving entitlement	-	-
Other liabilities	(0.7)	1.1
Net working capital	(10.6)	(4.3)

Net cash used by operating activities	(12.0)	(8.8)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(1.4)	(1.3)
Disposals	0.0	0.9
Other Assets	-	-
Marketable debt securities	-	-
Purchase of business, net of cash acquired	-	(0.2)
Disposal of business	-	-

Net cash used in investing activities	(1.3)	(0.6)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(1.0)	(1.0)
Short-term borrowings	6.7	(2.7)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	5.6	(3.7)

Effect of translation adjustments on cash	2.0	(2.2)

Increase (decrease) in cash and cash equivalents	(5.7)	(15.3)

Cash and cash equivalents, beginning of the year	77.7	94.0

Cash and cash equivalents, end of the period	72.0	78.7

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812; cell. +39.331.1943329
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 24, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi